Exhibit 99.1
MANAGEMENT’S REPORT
TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
The accompanying consolidated financial statements and all information in this annual report are the responsibility of the management of Hydrogenics Corporation (the “Corporation”). The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management’s policies which management believes are appropriate for the Corporation are described in Notes 2 and 3 to the consolidated financial statements. Financial information contained throughout this annual report is consistent with these financial statements.
Management has established and maintains a system of internal controls that provides reasonable assurance that all transactions are accurately recorded, that the financial statements realistically report the Corporation’s operating and financial results, and that the Corporation’s assets are safeguarded. In addition, Management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed.
The Board of Directors, through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting and systems of internal control. The Audit Committee, which is comprised solely of independent directors, meets regularly with financial management and external auditors to review accounting, auditing and financial matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Corporation’s independent auditors who are appointed by the shareholders of the Corporation upon the recommendation of the Audit Committee and the Board of Directors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The independent auditors have full and unrestricted access to the Audit Committee.

Pierre Rivard	Lawrence Davis
President and Chief Executive Officer	Chief Financial Officer
February 20, 2006
Mississauga, Ontario
ANNUAL REPORT 2005     35

AUDITORS’ REPORT
AUDITORS’ REPORT TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
We have audited the consolidated balance sheets of Hydrogenics Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
February 20, 2006
Toronto, Canada
36      HYDROGENICS CORPORATION

CONSOLIDATED BALANCE SHEETS

As at December 31, 2005 and December 31, 2004
(thousands of U.S. dollars)	2005	2004
ASSETS

Current Assets
Cash and cash equivalents	$5,394	$26,209
Short-term investments	80,396	62,853
Accounts receivable (note 5)	7,733	5,223
Grants receivable	1,909	2,437
Inventories (note 6)	8,685	4,324
Prepaid expenses	2,353	1,400

	106,470	102,446

Deferred charges (note 2)	—	1,030
Property, plant and equipment (note 7)	5,682	5,286
Intangible assets (note 8)	33,972	3,878
Goodwill (note 4)	68,505	5,113
Other non-current assets	28	108

	$214,657	$117,861

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (notes 9 and 17)	$14,918	$6,635
Unearned revenue	3,772	1,537

	18,690	8,172

Long-term debt (note 10)	325	302
Deferred research and product development grants	135	174

	19,150	8,648

Shareholders’ equity (notes 11 and 12)
Share capital and other equity	318,804	194,159
Deficit	(118,274)	(80,900)
Foreign currency translation adjustment	(5,023)	(4,046)

	195,507	109,213

	$214,657	$117,861

Commitments and contingencies (notes 14 and 15)
The accompanying notes form an integral part of these consolidated financial statements.

Norman Seagram,	Pierre Rivard
Chairman	President, CEO, Director
ANNUAL REPORT 2005     37

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended December 31, 2005, 2004 and 2003
(thousands of U.S. dollars, except for share and per share amounts)	2005	2004	2003
Revenues	$37,191	$16,656	$26,660

Cost of revenues	33,881	12,396	18,042

	3,310	4,260	8,618

Operating expenses
Selling, general and administrative	22,354	12,992	12,361
Stock-based compensation expense (note 12)	2,262	1,313	684
Research and product development (note 13)	7,745	9,069	7,038
Amortization of property, plant and equipment	1,365	2,517	2,247
Amortization of intangible assets (note 8)	8,429	8,510	12,933
Impairment of intangible assets (note 8)	–	3,693	—
Integration costs (recovery) (note 23)	1,123	(77)	1,243

	43,278	38,017	36,506

Loss from operations	(39,968)	(33,757)	(27,888)

Other income (expenses)
Provincial capital tax	(91)	(260)	(53)
Interest, net	2,936	895	657
Foreign currency gains (losses)	(251)	(333)	5,383

	2,594	302	5,987

Loss before income taxes	(37,374)	(33,455)	(21,901)
Current income tax expense (note 18)	—	84	190

Net loss for the year	(37,374)	(33,539)	(22,091)

Deficit — Beginning of year	(80,900)	(47,361)	(25,270)

Deficit — End of year	$(118,274)	$(80,900)	$(47,361)

Net loss per share
Basic and diluted (note 20)	(0.41)	(0.53)	(0.42)

Shares used in calculating basic and diluted net loss per share	91,226,912	63,542,811	52,993,167

The accompanying notes form an integral part of these consolidated financial statements.
38      HYDROGENICS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005, 2004 and 2003
(thousands of U.S. dollars, except for share and per share amounts)	2005	2004	2003
CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):
Operating activities
Net loss for the year	$(37,374)	$(33,539)	$(22,091)
Items not affecting cash
Amortization of property, plant and equipment	2,267	2,517	2,247
Amortization of intangible assets	8,429	8,510	12,933
Impairment of intangible assets	—	3,693	—
Unrealized foreign exchange (gains) losses	210	(238)	(830)
Imputed interest on long-term debt	21	58	99
Non-cash consulting fees	76	70	59
Stock-based compensation	2,262	1,313	684
Net change in non-cash working capital (note 21)	(5,012)	2,058	(574)

	(29,121)	(15,558)	(7,473)

Investing activities
Decrease (increase) in short-term investments	9,052	(24,790)	21,503
Purchase of property, plant and equipment	(333)	(2,292)	(2,118)
Business acquisitions, net of cash acquired (note 4)	(343)	(924)	(3,301)

	8,376	(28,006)	16,084

Financing activities
Repayment of long-term debt	(180)	(242)	(238)
Decrease (increase) in deferred charges	—	795	(795)
Deferred research and product development grant	(39)	174	—
Common shares issued, net of issuance costs	149	60,401	122

	(70)	61,128	(911)

Increase (decrease) in cash and cash equivalents during the year	(20,815)	17,564	7,700
Effect of exchange rate changes on cash	—	—	(49)
Cash and cash equivalents — Beginning of year	26,209	8,645	994

Cash and cash equivalents — End of year	$5,394	$26,209	$8,645

Supplemental disclosure
Interest paid	$36	$38	$70
Income taxes paid	1	39	211
The accompanying notes form an integral part of these consolidated financial statements
ANNUAL REPORT 2005     39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 1. — DESCRIPTION OF BUSINESS
Hydrogenics Corporation (“Hydrogenics” or the “Corporation”) is a global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The Corporation has a diversified product portfolio of on-site hydrogen generation products, fuel cell power products, and fuel cell test systems.
NOTE 2. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The accompanying consolidated financial statements of Hydrogenics Corporation and its subsidiaries have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Corporation, conform in all material respects with accounting principles generally accepted in the United States, except as outlined in note 24.
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Corporation and its subsidiaries which are wholly-owned. All intercompany transactions and balances have been eliminated on consolidation.
USE OF ESTIMATES
The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.
Significant estimates made by the Corporation include allowances for potentially uncollectible accounts receivable, warranty provisions, provisions for obsolete inventory, valuation allowances for future income tax assets, the recoverability of intangible assets, the fair value of goodwill, the fair value of stock options granted, provisions for costs to complete, contracts in progress and estimates of fair values related to business acquisitions.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of less than 90 days. Amounts are valued at the lower of cost and market.
SHORT-TERM INVESTMENTS
Short-term investments consist of interest bearing securities with original terms to maturity of less than one year and are carried at the lower of amortized cost and market value. The Corporation has the intention and the ability to hold these securities to maturity. Interest earned and market value losses are recognized immediately in the consolidated statements of operations.
INVENTORIES
Raw materials are valued at the lower of cost, determined on a first-in first-out basis, and replacement cost. Work-in-progress and finished goods are carried at the lower of cost and net realizable value.
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost less accumulated amortization. Property, plant and equipment are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs.
Amortization is computed using the declining balance method as follows:

Test equipment	30% per annum
Computer hardware and software	30% per annum
Furniture and equipment	20% per annum
Automobiles	30% per annum
Leasehold improvements are amortized on a straight-line basis over the term of the lease.
The Corporation reviews the propriety of the carrying amount of property, plant and equipment when events or circumstances indicate that the carrying amounts may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than cost, the asset is written down to fair value.
40      HYDROGENICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
GOODWILL AND INTANGIBLE ASSETS
Goodwill
Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Goodwill is not amortized but is subject to fair value impairment tests on at least an annual basis, and additionally, whenever events and changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit’s goodwill is measured as the amount by which the carrying value of the reporting unit’s goodwill consolidated statements of operations.
Intangible assets with finite useful lives
The Corporation’s intangible assets are all considered to have finite useful lives and are

Intellectual property	50% per annum declining balance
Management services contracts	50% per annum declining balance
Product technology	4 -7 years straight-line
Customer relationships	8 years straight-line
Trade names	3 years straight-line
ISO certifications	1 year straight-line
Management reviews the amortization methods and useful life estimates for these intangible assets annually.
The Corporation reviews the propriety of the carrying amount of intangible assets with finite lives when events or circumstances indicate that the carrying amount may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than cost, the asset is written down to fair value.
DEFERRED CHARGES
Direct and incremental transaction costs incurred in connection with the acquisition of Stuart Energy Systems Corporation (note 4) incurred during 2004 were deferred as a non-current asset on the consolidated balance sheets until the completion of the transaction, at which time the costs were added to the purchase price. For 2003, deferred charges related to the issuance of share capital and were subsequently netted against the proceeds of the equity offering.
REVENUE RECOGNITION
Revenues from the sale of equipment are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of revenue is deferred until customer acceptance is received. For contracts with multiple deliverables, the Corporation allocates revenue to each element of the contract based on objective evidence of the fair value of the element.
Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro rata basis in relation to contract costs incurred. Costs and estimated profit on contracts in progress in excess of amounts billed are reflected as unbilled revenues.
Equipment leases that transfer substantially all of the benefits and risks of ownership to customers are classified as sales-type leases in accordance with The Canadian Institute of Charted Accountants (“CICA”) Handbook Section 3065, “Leases”.
Revenues relating to engineering and testing services are recognized as services are rendered.
Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.
PRODUCT WARRANTIES
The Corporation typically provides a warranty for parts and/or labour for up to one year or based on certain operating specifications such as hours of operation. Warranty cost provisions are based on management’s best estimates of such of the transaction and past history.
ANNUAL REPORT 2005     41

\

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
RESEARCH AND PRODUCT DEVELOPMENT COSTS
Research costs incurred by the Corporation are expensed as incurred. Costs incurred in applying for patents and licences are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is an intention to produce or market the product, the future market is clearly defined and adequate resources exist or are expected to be available to complete the project. To date, no product development costs have been capitalized.
Funding for research and product development includes government and non-government research and product development support. Research and product development support is recognized as the applicable costs are incurred unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the cost of the applicable asset.
STOCK-BASED COMPENSATION
Effective January 1, 2003, the Corporation adopted the new recommendations of the CICA on a prospective basis with respect to stock options granted after that date requiring compensation expense to be recorded on the grant of options to employees. Options are valued using the Black-Scholes option pricing model and the resulting value of the options is recorded as contributed surplus over the vesting period of the options.
For stock options issued from January 1, 2002 through December 31, 2002, the Corporation applied the settlement method of accounting, which permitted the Corporation to not record compensation costs on the granting of stock options to employees. The pro forma disclosures of the impact on loss and loss per share of recording stock options granted during this period at their fair value are disclosed in note 12.
INCOME TAXES
Income taxes are recorded using the liability method. Future income tax amounts arise due to temporary differences between the accounting and income tax basis of the Corporation’s assets and liabilities. Future income tax assets and income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment. Future income tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.
FOREIGN CURRENCY TRANSLATION
Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at the rate of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated at historical rates of exchange. Revenue and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the average rate of exchange for the period, except for amortization, which is translated at historical rates. Resultant gains and losses are included in the results of operations.
Assets and liabilities of the Corporation’s Belgian subsidiary are considered to be self-sustaining end exchange rates, and the results of its operations are translated at the average rates of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders’ equity.
The operations of the Corporation’s other subsidiaries are considered integrated with accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the period-end exchange rate, and non-monetary items are translated using historic rates of exchange. Revenues and expenses of these subsidiaries are translated at the average exchange rate for the period, except for amortization, which is translated at historical rates of exchange. Resultant gains and losses are included in the results of operations.
NET EARNINGS (LOSS) PER SHARE
Basic net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net earnings (loss) per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of options and warrants to acquire common shares.
42      HYDROGENICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 3. — NEW ACCOUNTING STANDARDS
(I) CANADIAN STANDARDS
Liabilities and equity
The Corporation adopted the CICA accounting pronouncement surrounding the presentation of financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the November 1, 2004. The Corporation adopted this pronouncement effective January 1, 2005. The adoption of this new guidance did not have an impact on the Corporation’s financial position, results of operations or cash flows.
Financial instruments
In April 2005, the CICA issued Section 3855, which prescribes when a financial asset, liability, or non-financial derivative is to be recognized on the balance sheet and at what amount — sometimes using fair value, other times using cost-based measures. CICA Section 3855 also specifies how financial instrument gains and losses are to be presented. CICA Section 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Retroactive application is not permitted. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guidance is not expected to have a material impact on the Corporation’s financial position, results of operations or cash flows.
Comprehensive income
CICA Section 1530 introduces new standards for the reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those changes resulting from investments by owners and distributions to owners. CICA Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guidance is not expected to have a material impact on the operations or cash flows.
Equity
The CICA replaced Section 3250, Surplus, with Section 3251, Equity, establishing standards for the presentation of equity and changes in equity during a reporting period. This pronouncement applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guidance is not expected to have a material impact on the Corporation’s financial position, results of operations or cash flows.
(II) U.S. STANDARDS
Inventory costs
In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43.” SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guideline is not expected to have a material impact on the Corporation’s financial position, results of operations, or cash flows.
Share-based payments
The Financial Accounting Standards Board issued FAS No. 123R “Share-Based Payments” which supersedes APB No. 25 and amends FAS No. 123 in a number of areas. Under FAS No. 123R, all forms of share-based payment to employees result in a compensation expense recognized in the financial statements. FAS No. 123R is effective for share-based payments incurred during fiscal years beginning after June 15, 2005. The Corporation plans to adopt this standard for U.S. GAAP reporting purposes beginning January 1, 2006. The adoption of this new standard is not expected to have a material impact on the Corporation’s financial position, results of operations or cash flows.
ANNUAL REPORT 2005     43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 4. — BUSINESS ACQUISITIONS
ACQUISITIONS DURING THE YEAR ENDED DECEMBER 31, 2005
On January 6, 2005, the Corporation’s offer to acquire Stuart Energy Systems Corporation (“Stuart Energy”), a provider of integrated solutions for distributed hydrogen infrastructure requirements based on water electrolysis at an exchange ratio of 0.74 common shares for each Stuart Energy share was completed, and resulted in the Corporation acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, the Corporation acquired the remaining shares of Stuart Energy and it then became a wholly owned subsidiary of the Corporation. The purchase price was $125,352 including expenses of $2,444 relating to the acquisition. Consideration consisted of 26,999,103 common shares of the Corporation with a value based on the average market prices of the Corporation’s common shares over the three-day period before and after the terms of the acquisition were agreed to and announced, and granting 1,823,404 options to purchase common shares of the Corporation (note 11). The purchase price was allocated to the assets and liabilities acquired as follows:

Cash, cash equivalents and short-term investments	$27,615
Other current assets	11,222
Property, plant and equipment	2,664
Intangible assets	38,500
Goodwill	63,936
Other non-current assets	64
Current liabilities	(18,649)

$125,352

In addition, at the acquisition date, Stuart Energy had approximately $123,000 of tax losses available to reduce taxable income and a net balance of approximately $10,000 of other temporary differences. The related tax assets of $48,262 were not recorded upon acquisition due to the uncertainty associated with their ultimate realization.
Intangible assets acquired pursuant to the Stuart Energy acquisition are being amortized on a straight-line basis over their estimated useful lives, as follows:

	Amount at	Estimated
	acquisition date	useful life
Product technology	$30,300	4 – 7 years
Customer relationships	7,600	8 years
Trade names	500	3 years
ISO certificates	100	1 year

	$38,500

The acquisition was accounted for by the purchase method and the results of operations of Stuart Energy have been consolidated effective January 6, 2005.
The Corporation recorded $6,615 of restructuring costs in connection with combining the Stuart Energy organization, including employee severance, facility consolidation costs and contract termination costs. Severance payments made to Stuart Energy employees were established by Hydrogenics upon the completion of the acquisition. These costs were recognized as a liability assumed in the Stuart Energy purchase price allocation, and accordingly, have resulted in an increase to goodwill.
The following table shows the activities related to the restructuring liabilities pertaining to the acquisition of Stuart Energy:

	Severance	Facilities	Other	Total
Initial estimated restructuring costs of Stuart Energy	$3,806	$2,509	$300	$6,615
Cash payments	(3,806)	(1,523)	(300)	(5,629)

Restructuring liabilities as at December 31, 2005	$—	$986	$—	$986

Restructuring activities are expected to be completed during 2006 when lease payments associated with Stuart Energy facilities will end.
During the year, goodwill was reduced by $544 as a result of adjustments to other liabilities recognized upon acquisition.
44      HYDROGENICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
ACQUISITION DURING THE YEAR ENDED DECEMBER 31, 2003
On January 7, 2003, the Corporation acquired all the issued and outstanding common shares of Greenlight Power Technologies Inc. (“Greenlight”). Greenlight, based in Burnaby, British Columbia, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $19,044 exclusive of expenses of $1,019 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Corporation with an aggregate value of $16,762, determined based on the average market price of the Corporation’s common shares over the three-day period before and after the terms of the acquisition were agreed to and announced.
The allocation of the purchase price to the assets and liabilities acquired was as follows:

Current assets	$2,970
Property, plant and equipment	2,120
Intangible assets	13,505
Goodwill	5,219
Future income tax asset	5,393
Current liabilities	(3,549)
Long-term debt	(202)
Future tax liabilities	(5,393)

$20,063

Intangible assets acquired pursuant to the acquisition of Greenlight are being amortized on a straight- line basis over their estimated useful lives as follows:

	Amount at	Estimated
	acquisition date	useful life
Order backlog	$541	1 year
Customer relationships	5,045	3 years
Computer software	1,886	2 years
Patentable technology	6,033	3 years

	$13,505

This acquisition was accounted for by the purchase method and the Corporation has consolidated the operations of Greenlight from the date of acquisition.
During 2004, goodwill was reduced by $106 due to the reversal of a relocation accrual established on the acquisition of Greenlight.
NOTE 5. — ACCOUNTS RECEIVABLE

	2005	2004
Trade accounts receivable	$7,199	$4,830
Less: Allowance for doubtful accounts	(31)	(156)
Goods and services tax	565	254
Refundable investment tax credits	—	295

	$7,733	$5,223

NOTE 6. — INVENTORIES

	2005	2004
Raw materials	$4,202	$2,456
Work-in-progress	4,377	1,678
Finished goods	106	190

	$8,685	$4,324

ANNUAL REPORT 2005     45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 7. — PROPERTY, PLANT AND EQUIPMENT
As at December 31, 2005, the net book value of property, plant and equipment is as follows:

		Accumulated	Net book
	Cost	Amortization	value
Test equipment	$5,670	$3,486	$2,184
Furniture and equipment	3,128	1,983	1,145
Computer hardware and software	3,904	1,966	1,938
Leasehold improvements	872	471	401
Automobiles	48	34	14

	$13,622	$7,940	$5,682

As at December 31, 2004, the net book value of property, plant and equipment was as follows:

		Accumulated	Net book
	Cost	Amortization	value
Test equipment	$6,193	$2,651	$3,542
Furniture and equipment	1,462	675	787
Computer hardware and software	4,016	3,150	866
Leasehold improvements	2,062	1,975	87
Automobiles	15	11	4

	$13,748	$8,462	$5,286

Test equipment under construction, as at December 31, 2005, not yet subject to amortization amounted to $nil (2004 — $115).
The net book value of equipment under capital lease as at December 31, 2005 is $97 (2004 — $131).
NOTE 8. — INTANGIBLE ASSETS
As at December 31, 2005, the carrying value of intangible assets is as follows:

		Accumulated	Net book
	Cost	Amortization	value
Intellectual property (note 11)	$33,629	$31,737	$1,892
Management services contracts	565	518	47
Product technology	30,300	5,250	25,050
Customer relationships	7,600	950	6,650
Trade names	500	167	333
ISO certifications	100	100	—

	$72,694	$38,722	$33,972

As at December 31, 2004, the carrying value of intangible assets is as follows:

		Accumulated	Net book
	Cost	Amortization	value
Intellectual property (note 11)	$33,629	$29,845	$3,784
Management services contracts	565	471	94
Product technology	—	—	—
Customer relationships	—	—	—
Trade names	—	—	—
ISO certifications	—	—	—

	$34,194	$30,316	$3,878

During 2004, the Corporation revised its projections with regard to anticipated near term capital commitments from certain customers as well as the mix of technologies that may be marketed in the future. Accordingly, in 2004 the Corporation wrote off the carrying value of $3,693 for patentable technologies and customer relationships associated with the Greenlight acquisition in 2003.
46      HYDROGENICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 9. — ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004
Facility accruals	$3,360	$—
Trade accounts payable	3,063	1,012
Warranty liability accruals	2,733	766
Supplier accruals	2,552	1,811
Accrued payroll costs	1,593	1,211
Accrued professional fees	808	535
Provincial capital tax payable	57	128
Excise taxes payable	220	403
Current portion of long-term debt (note 10)	151	319
Other	381	450

	$14,918	$6,635

Information regarding the changes in the Corporation’s aggregate product warranty liabilities is as follows for the years ended December 31, 2005:

Balance, December 31, 2004	$766
Accruals for warranties issued during the year	3,296
Settlements made during the year	(1,329)

Balance, December 31, 2005	$2,733

NOTE 10. — LONG-TERM DEBT
From time to time, the Corporation receives repayable grant financing from government agencies for research and development activities. At December 31, 2005, the outstanding amount of such repayable financing is $433 (2004 — $482). This amount is unsecured, denominated in Canadian dollars and repayable over a four-year period commencing April 1, 2005. The amount repayable in each quarter is 1.3% of a portion of the Corporation’s gross revenues for the preceding quarter. Based on the maximum Corporation has charged to expense imputed interest of $12 in 2005 (2004 — $32; 2003 — $52) at an effective rate of 10% per annum.
During 2002, the Corporation acquired certain intellectual property in exchange for an unsecured non-interest bearing term loan of $420. The loan is repayable over four years. At December 31, 2005, the outstanding amount of the loan is $24 (2004 — $113). The Corporation has charged to expense imputed interest of $9 in 2005 (2004 — $16) at an effective rate of 10% per annum.
The Corporation has various equipment leases accounted for as capital leases. At December 31, 2005, the outstanding amount payable, net of future payments representing interest, is $19 (2004 — $26). The Corporation has charged to expense interest of $3 in 2005 (2004 — $11) on these capital leases at an effective weighted average interest rate of approximately 11% per annum.
The present value of future debt repayments is as follows:

2006	$175
2007	151
2008	171

497
Less: Imputed interest	(21)

476
Less: Current portion	(151)

$325

ANNUAL REPORT 2005     47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 11. — SHAREHOLDERS’ EQUITY
Changes in shareholders’ equity for 2003, 2004 and 2005 are as follows:

						Foreign
						Currency	Total
	Common Shares			Contributed		Translation	Shareholders’
	Number	Amount	Warrants	Surplus	Deficit	Adjustment	Equity
Balance at December 31, 2002	48,796,121	$109,997	$4,722	$29	$(25,270)	$(4,046)	$85,432
Issuance of common shares on acquisition of Greenlight	4,164,093	16,762	—	—	—	—	16,762
Issuance of common shares on exercise of options	148,433	122	—	—	—	—	122
Stock-based consulting expense	—	—	—	59	—	—	59
Stock-based compensation expense	—	—	—	684	—	—	684
Net loss	—	—	—	—	(22,091)	—	(22,091)

Balance at December 31, 2003	53,108,647	126,881	4,722	772	(47,361)	(4,046)	80,968
Issuance of common shares	11,373,608	60,126	—	—	—	—	60,126
Issuance of common shares on exercise of options	144,734	275	—	—	—	—	275
Stock-based consulting expense	—	—	—	70	—	—	70
Stock-based compensation expense	—	—	—	1,313	—	—	1,313
Net loss	—	—	—	—	(33,539)	—	(33,539)

Balance at December 31, 2004	64,626,989	187,282	4,722	2,155	(80,900)	(4,046)	109,213
Issuance of common shares and options granted on the acquisition of Stuart Energy (note 4)	26,999,103	119,526	—	3,382	—	—	122,908
Repurchase and cancellation of warrants	—	—	(4,722)	3,972	—	—	(750)
Issuance of common shares on exercise of options	53,578	149	—	—	—	—	149
Stock-based consulting expense	—	—	—	76	—	—	76
Stock-based compensation expense	—	—	—	2,262	—	—	2,262
Foreign currency translation adjustment	—	—	—	—	—	(977)	(977)
Net loss	—	—	—	—	(37,374)	—	(37,374)

Balance at December 31, 2005	91,679,670	$306,957	$—	$11,847	$(118,274)	$(5,023)	$195,507

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.
On October 16, 2001, the Corporation issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,629 (net of issuance costs of $277) in exchange for perpetual royalty free intellectual property rights for certain fuel cell stack technology. Each common share purchase warrant is exercisable upon release from escrow for one common share of the Corporation at a price of $4.00 per share. The fair value of common share purchase warrants issued amounted to $4,722, net of issuance costs, and was determined using a Black-Scholes option pricing model with a risk-free rate of 3.9%, a five-year term and a volatility factor of 108%. The common share purchase warrants were placed in escrow on October 16, 2001 and are automatically released from escrow at a rate of 61,761 warrants per month over forty months and expire on October 16, 2006. On December 23, 2005, these warrants were repurchased for $750 in the form of a credit against future services to be provided, against purchase orders received; and subsequently cancelled. The difference between the book value of $4,722 and the repurchase price was credited to contributed surplus.
48      HYDROGENICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 12. — EMPLOYEE STOCK-BASED COMPENSATION
STOCK OPTION PLAN
During 2000, the Corporation adopted an employee stock option plan. During 2005, the number of common shares that may be issued under the stock option plan was increased from 8,141,000 to 12,000,000. As at December 31, 2005, 2,267,860 common shares had been issued through exercises of stock options under this plan. Through subsequent exercises of stock options under this plan, up to 9,495,435 additional common shares are available to be issued. Of the 9,495,435 available stock options, 6,243,753 have been issued and were outstanding at December 31, 2005.
All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. Prior to January 1, 2003, under Canadian GAAP, no compensation expense had been recorded with respect to options granted to employees. Effective January 1, 2003, stock options granted to employees are recognized in earnings under Canadian GAAP as compensation expense based on the estimated fair value at the date of the grant. A summary of the Corporation’s employee stock option plan activity is as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	shares	price (CDN$)	shares	price (CDN$)	shares	price (CDN$)
Outstanding, beginning of year	3,818,566	4.62	3,306,468	4.13	2,624,820	3.37
Granted	3,650,804	6.24	828,808	6.58	886,793	5.91
Exercised	(53,578)	3.37	(144,734)	2.52	(148,433)	1.13
Forfeited on terminations	(1,172,039)	6.54	(171,976)	6.47	(56,712)	6.03

Outstanding, end of year	6,243,753	5.22	3,818,566	4.62	3,306,468	4.13

Options exercisable, end of year	4,242,575	5.21	2,290,232	3.55	1,886,739	2.72

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2005:

	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercise at	average
Exercise price	December 31,	remaining	share price	December 31,	share price
CDN$	2005	contractual life	CDN$	2005	CDN$
0.01-0.29	891,680	4.06	0.21	891,680	0.21
0.30-4.00	583,290	5.18	2.82	583,290	2.82
4.01-5.00	1,471,512	5.91	4.54	539,251	4.65
5.01-6.00	1,140,635	8.11	5.66	447,372	5.91
6.01-8.00	1,102,256	6.65	6.85	740,198	7.00
8.01-18.12	1,054,380	5.43	9.56	1,040,784	9.54

	6,243,753	6.03	5.22	4,242,575	5.21

All options granted after November 1, 2000, the date of the Corporation’s initial public offering, have an exercise price equal to the closing share price on the Toronto Stock Exchange the day prior to the grant.
Stock options granted to employees during 2005 and 2004 excluding stock options granted on the acquisition of Stuart Energy, are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 3.50% — 4.16% (2004 — 3.50%), average expected life of four years, expected volatility ranging from 52.02% — 64.05% (2004 — 52.05%) and no dividends. The fair value of the stock options granted during 2005 was $3,521 (2004 — $2,319) (weighted average $1.93 per share (2004 — $2.17 per share) and the related expense recognized in the consolidated statement of operations for the year ended December 31, 2005 was $2,262 ($0.03 per share on a basic and diluted basis).
ANNUAL REPORT 2005     49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
Had the Corporation determined compensation expense based on the fair value method described in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” for options granted during the year ended December 31, 2002, the pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

	2005		2004		2003
	(unaudited)		(unaudited)		(unaudited)
		Basic and		Basic and		Basic and
		diluted		diluted		diluted
		net loss		net loss		net loss
		per share		per share		per share
Net loss for the year	$(37,374)	$(0.41)	$(33,539)	$(0.53)	$(22,091)	$(0.42)
Additional stock-based compensation expense	(80)	—	(195)	—	(403)	(0.01)

Pro forma net loss for the year	$(37,454)	$(0.41)	$(33,734)	$(0.53)	$(22,494)	$(0.43)

DEFERRED SHARE UNIT PLAN
During 2004, the Board of Directors authorized a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors will be entitled to elect to receive all or any portion of their annual cash retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as or in lieu of non-cash compensation. As a result of the implementation of the DSU Plan, directors will not be eligible to receive additional awards of stock options. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the Corporation, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics Corporation common share on the Toronto Stock Exchange on the date of termination.
During the year ended December 31, 2005, 89,761 units were issued with immediate vesting on the date of issuance. As at December 31, 2005, 110,823 units were outstanding under this DSU plan. As a result, the Corporation recognized compensation expenses of $273 for the year ended December 31, 2005.
NOTE 13. — RESEARCH AND PRODUCT DEVELOPMENT
Research and product development expenses are recorded net of third party program funding received or receivable. For 2005, 2004 and 2003, research and development expenses and program funding, which has been received or is receivable, are as follows:

	2005	2004	2003
Research and product development expenses	$10,733	$13,781	$9,245
Research and product development funding	(2,988)	(4,712)	(2,207)

Total research and product development expenses	$7,745	$9,069	$7,038

50      HYDROGENICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 14. — COMMITMENTS
The Corporation incurred rental expenses of $1,293 under operating leases in 2005 (2004 — $1,162; 2003 — $1,220). The Corporation has future minimum lease payments under operating leases relating to premises and office equipment as follows:

2006	$1,140
2007	1,173
2008	1,142
2009	965
2010	435

$4,855

The Corporation has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, the Corporation was eligible to receive up to $11,896 (2004 — $5,500; 2003 - $4,292) toward agreed upon research and development project costs. The utilized amount of the advances as at December 31, 2005 was $11,486 (2004 — $5,031; 2003 — $4,292). In return, these funding parties have a right to receive as repayment, 0.3% to 4.0% of gross revenue received by the Corporation as a result of the commercial exploitation of the associated technology. To date, $335 in revenues from these technologies has been recognized and a repayable amount of $8 has been reflected in the accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.
NOTE 15. — CONTINGENCIES
As at December 31, 2005, the Corporation has outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $4,190 (December 31, 2004 - $271) with expiry dates extending to October 2011. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts.The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.
The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In January 2002, a legal action was commenced against the Corporation in a United States federal court (Southern District, Texas), alleging patent infringement. In 2003, the Corporation successfully defended itself in the lawsuit. The Corporation was awarded a partial recovery of the $1.5 million incurred in legal fees from the plaintiff. As settlement, the plaintiff has issued a promissory note to the Corporation in the amount of $500. The amount receivable at December 31, 2004 was $500, the balance of which was received during 2005. Cash settlements received are recorded as a corresponding reduction in administrative expenses.
ANNUAL REPORT 2005     51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 16. — LINES OF CREDIT
The Corporation has lines of credit available up to $11,914 in total (2004 — $2,908). As of December 31, 2005 and 2004, the Corporation has no indebtedness on these lines. The operating facilities are denominated in Canadian dollars and bear interest at the Royal Bank of Canada prime rate plus 0.5% and 0.875%, respectively. The facilities are due on demand and collateralized by a general security agreement over all assets.
NOTE 17. — RELATED PARTY TRANSACTIONS
In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a Corporation owned by a relative of an individual who is an officer, a director and one of the principal shareholders of the Corporation. Billings by this related Corporation for manufacturing functions totalled $846 in 2005 (2004 — $1,768; 2003 — $2,110). At December 31, 2005, the Corporation has an accounts payable balance due to this related party of $131 (2004 — $126; 2003 — $230). All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.
NOTE 18. — INCOME TAXES
As at December 31, 2005, the Corporation has available income tax loss carry-forwards of $192,843 that may be used to reduce taxable income in future years, expiring as follows:

2006	1,567
2007	6,241
2008	25,155
2009	34,713
2010	13,245
2013	20,751
2014	28,908
2015	25,148
No Expiry	37,115

192,843

As at December 31, 2005, the Corporation has unclaimed scientific research and experimental development expenditures of $41,976 (2004 — $13,075) that can be used to offset future income over an indefinite period. The Corporation also has non-refundable investment tax credits amounting to approximately $11,288 (2004 — $3,150) that can be used to reduce future federal income taxes payable, expiring between 2010 and 2014.
Components of the Corporation’s net future income tax asset, which are primarily all arising in Canada, are:

	2005	2004
Assets
Non-capital losses	$69,289	$21,573
Scientific research and experimental development expenses	15,082	4,825
Property, plant and equipment and intellectual property	2,340	7,180
Investment tax credits	8,791	2,359
Warranty and other provisions	1,553	319
Share issue costs	496	540
Loss related to foreign exchange	2,901	2,351
Valuation allowance	(100,452)	(39,147)

Net future income tax asset	$—	$—

The Corporation has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets. The valuation allowance includes $48,262 added to the future income tax assets of the Corporation upon the acquisition of Stuart Energy.
52      HYDROGENICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
The Corporation’s computation of income tax expense is as follows:

	2005	2004	2003
Loss before income taxes	$(37,374)	$(33,455)	$(21,901)

Statutory income tax rate	35.93%	35.99%	36.62%

Income tax recovery at statutory rate	(13,428)	(12,040)	(8,020)
Non-deductible expenses	1,383	2,456	2,795
Other permanent differences	182	(44)	161
Large corporations tax	—	84	190
Adjustment to future income tax assets	—	(2,528)	(864)
Effect of income tax rate changes on future income taxes	—	—	(2,481)
Currency effect of difference in U.S. dollar financial reporting compared with CDN dollar income tax reporting	(1,172)	(4,837)	(5,595)
Non-deductible amortization of intangible assets	3,028	3,258	2,135
Foreign exchange gain on CDN dollar denominated future income taxes	(3,036)	(1,817)	(1,937)
Change in valuation allowance related to the current year	13,043	15,552	13,806

Income tax expense	$—	$84	$190

NOTE 19. — FINANCIAL INSTRUMENTS
At December 31, 2005, 2004 and 2003, the fair values of cash, short-term investments, accounts receivable, grants receivable and accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments.
The carrying value of non-interest bearing loans payable approximates the fair value because interest is imputed at a rate available to the Corporation for long-term borrowings and is included in the long-term debt balance.
Canadian dollar denominated amounts included in short-term investments at December 31, 2005 amount to $2,042 (2004 — $ nil; 2003 — $15,046) or CDN $ 2,786 (2004 — CDN $ nil; 2003 — CDN $19,444).
A substantial portion of the Corporation’s accounts receivable are owing from a limited number of customers located globally (Note 22). The Corporation performs ongoing credit evaluations on its customers’ financial condition and generally requires no collateral from its customers. The Corporation maintains an allowance for doubtful accounts receivable based on management’s assessment of expected collectibility and past history.
NOTE 20. — NET LOSS PER SHARE
Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 91,226,912 shares in 2005 (2004 — 63,542,811; 2003 — 52,993,167). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net earnings (loss) per share as the effect would be anti-dilutive.
NOTE 21. — CONSOLIDATED STATEMENTS OF CASH FLOWS
Components of the net change in non-cash working capital are as follows:

	2005	2004	2003
Decrease (increase) in current assets
Accounts receivable	$(478)	$2,677	$57
Grants receivable	639	(1,800)	96
Inventories	3,521	320	1,684
Prepaid expenses and other current assets	(200)	(579)	(436)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(9,979)	116	(551)
Unearned revenue	1,485	1,324	(1,424)

	$(5,012)	$2,058	$(574)

ANNUAL REPORT 2005       53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 22. — SEGMENTED FINANCIAL INFORMATION
During 2005, in order to better focus resources, manage future growth and improve performance, the Corporation modified its’ reportable segments to: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate & Other. Accordingly, operating segments have changed from prior years and all years have been restated to reflect the new organization.
OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the manufacturing and sale of fuel cell test products and diagnostic testing services.
Financial information by reportable segment for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Year Ended December 31, 2005
	Onsite	Power	Test	Corporate
	Generation	Systems	Systems	& Other	Total
Revenue from external customers	$21,748	$3,861	$11,582	$—	$37,191
Amortization of intangible assets	6,490	1,892	47	—	8,429
Amortization of property, plant and equipment	363	1,212	692	—	2,267
Interest income	—	—	—	2,972	2,972
Interest expense	—	—	—	36	36
Income tax expense	—	—	—	—	—
Segment loss (i)	(13,225)	(12,145)	(2,296)	(9,708)	(37,374)

	Year Ended December 31, 2004
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	& Other	Total
Revenue from external customers	$1,505	$4,106	$11,045	$—	$16,656
Amortization of intangible assets	—	3,784	4,726	—	8,510
Amortization of property, plant and equipment	—	412	2,105	—	2,517
Interest income	—	—	—	985	985
Interest expense	—	—	—	90	90
Income tax expense	—	—	—	84	84
Segment loss (i)	(2,306)	(7,527)	(13,846)	(9,860)	(33,539)

	Year Ended December 31, 2003
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	& Other	Total
Revenue from external customers	$—	$6,008	$20,652	$—	$26,660
Amortization of intangible assets	—	7,569	5,364	—	12,933
Amortization of property, plant and equipment	—	1,065	1,182	—	2,247
Interest income	—	—	—	863	863
Interest expense	—	—	—	206	206
Income tax expense	—	—	—	190	190
Segment loss (i)	—	(13,463)	(4,118)	(4,510)	(22,091)

(i)	Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, amortization of property, plant and equipment and amortization of intangible assets.
The accounting policies for inter-segment transactions are the same as those described in note 2.
Purchases of intangible assets and goodwill during the year ended December 31, 2005 were $38,500 and 63,392 (2004 — $nil and $nil).
54      HYDROGENICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at December 31, 2005 were $32,033 and $63,392 (2004 — $nil and $nil), respectively. Intangible assets and goodwill relating to the Corporation’s Power Systems segment as at December 31, 2005 were $1,892 and $nil (2004 — $3,785 and $nil). Intangible assets and goodwill relating to the Corporation’s Test Systems segment as at December 31, 2005 were $47 and $5,113 (2004 — $93 and $5,113), respectively. The Corporation currently does not allocate its remaining assets among reportable segments.
Revenues and cost of revenues derived from products and services are as follows:

	2005	2004	2003
Revenues
Products	$34,470	$13,390	$19,736
Services	2,721	3,266	6,924

	$37,191	$16,656	$26,660

	2005	2004	2003
Cost of revenues
Products	$32,953	$10,523	$14,491
Services	928	1,873	3,551

	$33,881	$12,396	$18,042

Revenues are segmented by geography, as follows:

	2005	2004	2003
United States	$13,225	$8,659	$15,987
Vietnam	2,321	—	—
Algeria	1,992	—	—
Russia	1,963	—	—
Korea	1,823	435	245
Japan	1,773	3,552	5,048
China	1,696	563	411
Germany	1,557	537	1,806
United Kingdom	1,311	188	140
Canada	1,263	308	1,586
France	130	2,300	119
Rest of world	8,137	114	1,318

	$37,191	$16,656	$26,660

The Corporation’s largest customers comprise the following percentages of revenues:

	2005	2004	2003
	%	%	%
First	11	31	33
Second	10	15	9
Third	5	14	9
Fourth	5	8	9
Others	69	32	40

	100	100	100

Property, plant and equipment are located in the following countries:

	2005	2004
Canada	$5,032	$5,286
Belgium	650	—
	$5,682	$5,286
ANNUAL REPORT 2005      55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 23. — INTEGRATION COSTS
Integration costs relate to reorganization and alignment activities associated with acquired businesses. Integration costs incurred during the year ended December 31, 2005 relate to reorganization and alignment activities associated with the acquisition of Stuart Energy. Integration costs (recoveries) during the years ended December 31, 2004 and 2003 relate to reorganization and alignment activities associated with the acquisition of Greenlight.
Integration costs include the following:

	2005	2004	2003
Relocation and retention charges (recovery)	$—	$(77)	$487
Termination benefits	716	—	132
Consulting and information systems	308	—	280
Travel and accommodation	6	—	152
Contract cancellation fees	—	—	67
Other	93	—	125

	$1,123	$(77)	$1,243

Integration activities related to the acquisition of Stuart Energy were complete as at December 31, 2005. All integration costs related to the acquisition of Stuart Energy relate to the OnSite Generation business segment.
Integration activities related to the acquisition of Greenlight were complete as at December 31, 2003. A reversal of an accrual relating to integration costs of $77 was made in 2004. All integration costs related to the acquisition of Greenlight relate to the Test Systems segment.
In addition to the integration costs summarized above, a $350 inventory provision resulting from the integration of Greenlight was charged to cost of revenues for the year ended December 31, 2003.
NOTE 24. – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES
The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). As permitted for qualifying foreign private issuers, not all disclosures required to provide a complete reconciliation have been provided.
A reconciliation of net loss for the year from Canadian GAAP to conform with U.S. GAAP is as follows:

	2005	2004	2003
Net loss for the year based on Canadian GAAP	$(37,374)	$(33,539)	$(22,091)
Additional stock-based compensation under APB No. 25 (i)	—	(23)	(153)
Write-off of in-process research and product development (ii)	(18,400)	—	—
Amortization of in-process research and product development (ii)	2,629	—	—

Net loss for the year based on U.S. GAAP	(53,145)	(33,562)	(22,244)
Foreign currency translation (iii)	977	—	—

Comprehensive loss based on U.S. GAAP	$(52,168)	$(33,562)	$(22,244)

Basic and fully diluted comprehensive loss per share based on U.S. GAAP	(0.57)	(0.53)	(0.42)

Weighted average number of shares used in calculating comprehensive loss per share	91,226,912	63,542,811	52,993,167

	2005	2004	2003
Shareholders’ equity based on Canadian GAAP	$195,507	$109,213	$80,968
Shareholders’ equity based on U.S. GAAP	$179,736	$109,213	$80,968
56      HYDROGENICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
The Condensed Statements of Operations and Cash Flows for the years ended December 31, under U.S. GAAP, are as follows:

	2005	2004	2003
Revenues	$37,191	$16,656	$26,660
Cost of revenues	33,881	12,396	18,042
Operating expenses	59,049	38,040	36,659
Loss from operations	(55,739)	(33,780)	(28,041)
Net loss for the year	(53,145)	(33,562)	(22,244)

Cash used in operating activities	(29,121)	(15,558)	(7,473)
Cash provided by (used in) investing activities	8,376	(44,325)	9,403
Cash provided by (used in) financing activities	(70)	61,128	(911)
(I) STOCK-BASED COMPENSATION
Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options granted prior to January 1, 2003. Effective January 1, 2003, for both Canadian and U.S. GAAP, the Corporation recognizes the estimated fair value of stock-based compensation granted to employees on or after January 1, 2003 as compensation expense. Under U.S. GAAP for stock-based compensation granted prior to January 1, 2003 the Corporation uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation is recognized over the vesting period.
(II) IN-PROCESS RESEARCH AND DEVELOPMENT
Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development is capitalized and amortized over the estimated useful life. In-process research and development is included in product technology.
(III) COMPREHENSIVE LOSS
U.S. GAAP requires the disclosure of comprehensive loss, which comprises net loss and other comprehensive income (loss). The only item of comprehensive loss for the Corporation is the charge to the currency translation adjustment. The Corporation has not yet adopted the Canadian GAAP standard for reporting comprehensive loss.
(IV) BUSINESS ACQUISITIONS
SFAS No. 141, “Business Combinations,” requires disclosure of certain supplemental information on a pro forma basis for the period in which a material business combination occurs. The following pro forma condensed statement of operations information combines the results of operations of the Corporation and of Stuart Energy (acquired by the Corporation on January 6, 2005) under U.S. GAAP as if the acquisition occurred on January 1, 2004.

2004
Revenues	$33,564
Net loss	(78,405)
Basic and diluted net loss per share	(0.87)
ANNUAL REPORT 2005     57